February 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Geoff Kruczek

Senior Attorney

Division of Corporate Finance, Office of Electronics and Machinery

Re:	Vortex Brands, Inc. Offering Statement on Form 1-A Filed July 30, 2018 File No. 024-10875

Ladies and Gentlemen:

On behalf of Vortex Brands, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 4 to the Company’s Registration Statement on Form 1-A (as amended, the “Form 1-A”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 1-A Amended December 13, 2018

Plan of Distribution, page 15

1.	We note the added disclosure in the second paragraph of this section. Please clarify the status of the exchanges mentioned here and tell us whether the operations present any material risks to purchasers in this offering.

Response: This comment no longer applies. The paragraph regarding Security Token Exchanges has been removed from the Form 1-A. Any required filings or disclosures needed to be fully compliant would be completed prior to any participation in such exchanges in the future.

2.	We note your disclosure regarding "preliminary discussions" concerning listing on "Security Token Exchanges." Please clarify when you intend to create the security contracts to which you refer. Please also clarify when you intend to register the offering of those contracts or the exemption from registration on which you intend to rely.

Response: This comment no longer applies. The paragraph regarding Security Token Exchanges has been removed from the Form 1-A. Any required filings or disclosures needed to be fully compliant would be completed prior to any participation in such exchanges in the future.

Financial Statements, page 31

3.	Please amend your filing to include interim financial statements as of and for at least the first six months of your fiscal year and provide a discussion of those interim periods in the MD&A section. Refer to Instruction (3)(b) and (4) to Part F/S of Form 1-A. Also, provide an updated consent of your independent registered public accounting firm.

Response: Interim financial statements and discussion of the interim periods are included in the amended filing together with updated consent as requested.

If you have additional comments or questions, please contact me at todd.higley@gmail.com

Sincerely,

/s/ Todd Higley

Todd Higley

CEO

Vortex Brands, Inc.